Westport Releases 2022 ESG Report

Vancouver, BC (June 29, 2023) /CNW/ – Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: **WPRT** / Nasdaq: **WPRT**), a global leader in low-emissions alternative fuel transportation technologies, announces the release of its 2022 Environmental, Social and Governance ("**ESG**") report (the "**2022 ESG Report**"). The 2022 ESG Report outlines the Company's accomplishments within its core ESG-based areas of focus including:

- carbon footprint,
- operational health and safety,
- diversity, equity and inclusion,
- responsible sourcing,
- human rights, and
- ESG governance.

Since inception Westport has focused on clean, affordable transportation solutions, and therefore the Company's goals and strategies are inherently aligned with today's ESG-related risks and opportunities. To positively impact its global customers, Westport has strengthened its governance practices and management processes, advanced stakeholder engagement, and is working towards strengthening supply chain resilience and due diligence.

"The release of our 2022 ESG Report is a testament to our commitment to creating sustainable value for all our stakeholders. It reflects our deep understanding that success lies not only in financial gains, but also in fostering environmental stewardship, promoting social responsibility, and driving strong governance. While we celebrate our progress, we recognize the work that lies ahead," said David M. Johnson, chief executive officer of Westport.

"The challenges we face as a global community demand our unwavering dedication to continuous improvement. Our 2022 ESG Report serves as a compass, pointing us towards areas where we can further enhance our impact and drive positive change. It highlights the initiatives we are undertaking to address critical issues and reinforces our commitment to operating ethically, minimizing our environmental footprint, and empowering communities. Let's build a brighter, sustainable tomorrow together," added Mr. Johnson.

Highlights of the 2022 ESG Report include:

- reduced 1,498,438 tons of CO_2 via our products,
- recycled over 89% of total waste from production sites,

- 55% increase in solar-based energy consumption,
- 32% of our global workforce is female,
- 44% female representation on the Board of Directors,
- 89% of non-employee directors are independent,
- 71% of our 900+ suppliers are local,
- 100% of our suppliers were delivered an ESG survey, and
- initiated Scope 3 emissions calculations.

Westport's sustainability journey continues through an emphasis on agility, adaptability, and resilience. With our sustainability-driven business model, strong governance practices, and a dedicated workforce, we strive to create long-term value for shareholders while promoting global decarbonization. In 2023, Westport is prioritizing energy management initiatives across our facilities, thereby aiming to reduce carbon footprints.

Following on the successful implementation of photovoltaic energy at its facility in Poland, the Company is also planning to increase investments at its Italian facilities to target 10% of their energy needs from this renewable source. Additionally, Westport has conducted decarbonization workshops at its three largest production sites in early 2023, thereby developing action plans to drive future reductions in Scope 1 and Scope 2 carbon emissions.

The 2022 ESG Report is available for download at https://wfsinc.com/company/sustainability/overview and we welcome your feedback or inquiries to sustainability@wfsinc.com.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Contacts:

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